Exhibit 99.1

NEWS RELEASE

GOLDGROUP COMPLETES STRATEGIC INVESTMENT IN LUCA MINING

Vancouver, Canada – October 15, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) is pleased to announce that it has completed its previously announced strategic investment in Luca Mining Corp. (“Luca”) through the bought deal private placement offering of subscription receipts (“Subscription Receipts”) of Luca (the “Luca Offering”) in connection with Luca’s proposed acquisition of the Cozamin Mine (the “Cozamin Acquisition”).

Goldgroup participated in the Luca Offering that closed on October 14, 2026, and acquired 101,123,662 Subscription Receipts at a price of C$1.00 per Subscription Receipt for an aggregate investment of C$101,123,662 (the “Strategic Investment”). Following completion of the Cozamin Acquisition and conversion of all of the Subscription Receipts, Goldgroup will hold 101,123,662 common shares of Luca (“Luca Shares”), which will represent approximately 19.9% of the issued and outstanding Luca Shares on a non-diluted basis.

Each Subscription Receipt is convertible into one Luca Share upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Cozamin Acquisition), subject to adjustments and in accordance with the terms and conditions of the subscription receipt agreement that Luca entered into in connection with closing the Luca Offering. Goldgroup may elect to convert the Subscription Receipts earlier, provided that the number of Luca Shares issuable upon conversion thereof does not exceed 19.9% of the issued and outstanding Luca Shares on a non-diluted basis, unless Luca has obtained requisite shareholder and regulatory approvals.

In connection with closing the Strategic Investment, Goldgroup and Luca entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Goldgroup is entitled to certain rights, once, and for so long as, Goldgroup beneficially owns at least 10% of the outstanding Luca Shares, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing; and (b) the right to nominate two persons to the board of directors of Luca.

Early Warning Disclosure

In connection with the Strategic Investment, Goldgroup acquired 101,123,662 Subscription Receipts. Prior to closing the Strategic Investment, Goldgroup did not beneficially own or have control or direction over any securities of Luca. As a result of the Strategic Investment, Goldgroup has beneficial ownership and control over 101,123,662 Subscription Receipts. Assuming completion of the Cozamin Acquisition and conversion of all of the Subscription Receipts, Goldgroup will beneficially own and control 101,123,662 Luca Shares, representing approximately 19.9% of the issued and outstanding Luca Shares on a non-diluted basis.

Goldgroup acquired the Subscription Receipts as part of its strategy of evaluating strategic investments and M&A opportunities in the mining sector. Goldgroup intends to assess opportunities relating to its investment in Luca and depending on its strategic priorities, market conditions, and its evaluation of Luca’s business, prospects, financial condition and other relevant factors, Goldgroup may develop plans or intentions in respect of the actions listed in Item 5 of Goldgroup’s early warning report and may acquire Luca Shares and exercise its rights under the Investor Rights Agreement or dispose of securities of Luca or pursue any of the other matters listed in Item 5.

An early warning report with additional information omitted from this news release will be filed under Luca’s profile on SEDAR+ at www.sedarplus.ca or may be obtained directly upon request by contacting the Company’s contact person named below.

The Company’s head office is located at 1111 Melville Street, Suite 410, Vancouver, BC V6E 3V6. Luca’s head office is located at Suite 410 – 1111 Melville St. Vancouver, BC V6E 3V6.

About Goldgroup

Goldgroup Mining Inc. is a precious-metals producer with four wholly owned assets in Mexico and the United States. The Company owns and operates the Don David Gold Mine in Oaxaca and the Cerro Prieto Gold Mine in Sonora, Mexico, and is advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan through permitting and feasibility.

Goldgroup’s strategy is to build an intermediate mining company through production growth, exploration, mine optimization, project development and disciplined M&A. The Company is listed on the TSXV and NYSE American under the symbol “GORO” and on the Frankfurt Stock Exchange under the symbol “55G.” For more information, visit www.goldgroupmining.com.

Contact

Goldgroup Mining Inc.

Javier Reyes

Chief Executive Officer

jreyes@goldgroupmining.com

Sophia Shane

Corporate Development

sshane@goldgroupmining.com

1 (604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements regarding satisfaction or waiver of the escrow release conditions applicable to the Subscription Receipts, including completion of the Cozamin Acquisition; the conversion of the Subscription Receipts into Luca Shares, including any election by Goldgroup to convert Subscription Receipts before satisfaction of the escrow release conditions; the number and percentage of outstanding Luca Shares that Goldgroup may beneficially own or control following such conversion; Goldgroup’s ability to exercise and benefit from its rights under the Investor Rights Agreement; and Goldgroup’s plans and intentions with respect to its investment in Luca, including potentially acquiring or disposing of securities of Luca, exercising its rights under the Investor Rights Agreement or pursuing any of the other matters described in Item 5 of Goldgroup’s early warning report.

Forward-looking statements are based on the Company’s current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding completion of the Cozamin Acquisition on the terms and within the timeframe currently contemplated; satisfaction or waiver of the applicable escrow release conditions; receipt of any required corporate, regulatory, stock exchange or shareholder approvals; conversion of the Subscription Receipts into Luca Shares; the number of Luca Shares outstanding at the relevant time; and Goldgroup maintaining the ownership thresholds required to exercise its rights under the Investor Rights Agreement.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including the risks that the Cozamin Acquisition may not be completed on the terms or within the timeframe contemplated, or at all; the applicable escrow release conditions may not be satisfied or waived; required approvals may not be obtained on acceptable terms or at all; the Subscription Receipts may not be converted into Luca Shares as contemplated; the number or percentage of Luca Shares beneficially owned or controlled by Goldgroup following conversion may differ from that disclosed in this news release; Goldgroup may be unable to exercise, or may cease to be entitled to exercise, its rights under the Investor Rights Agreement; Goldgroup may acquire or dispose of securities of Luca or otherwise change its plans or intentions with respect to the Strategic Investment; and Goldgroup may lose some or all of its investment in Luca or be exposed to additional investment, market, financing, operational and regulatory risks. Additional risks are described in the Company’s annual information form dated June 10, 2026, and other continuous disclosure documents available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All forward-looking statements in this news release are expressly qualified by this cautionary statement.

Although the Company believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as of the date of this news release, no assurance can be given that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release, and the Company undertakes no obligation to update or revise them to reflect subsequent events or circumstances, except as required by applicable securities laws.